UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 1501, Shangmei Technology Building

15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

EXPLANATORY NOTE

Background

Fangdd Network Group Ltd. is a Cayman Islands holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiary Shenzhen Fangdd Information Technology Co., Ltd., or Shenzhen Fangdd or the WFOE, the VIE Shenzhen Fangdd Network Technology Co., Ltd., or Fangdd Network or the VIE, and the VIE’s subsidiaries.

Neither we nor our subsidiaries own any equity interest in the VIE. The equity interest in the VIE is legally held by individuals who act as nominee shareholders of the VIE on behalf of the WFOE. A series of contractual arrangements were entered into between the WFOE, the VIE and the VIE’s shareholders, which we refer to as the Fangdd Network VIE Agreements. The Fangdd Network VIE Agreements were originally entered into in March 2014 and subsequently amended to include registration of the Equity Interest Pledge Agreements with the relevant registration authority. Certain Fangdd Network VIE Agreements were further amended when three nominee shareholders transferred equity interests in Fangdd Network to other nominee shareholders in 2017 and another three nominee shareholders transferred their equity interests to the remaining nominee shareholders in 2023. The Fangdd Network VIE Agreements allow the WFOE to (i) direct the activities of the VIE and the VIE’s subsidiaries that most significantly impact the economic performance of the VIE and the VIE’s subsidiaries; (ii) receive substantially all of the economic benefits of the VIE and the VIE’s subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of the Fangdd Network VIE Agreements, we are the primary beneficiary of the VIE for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

To simplify and optimize the shareholding structure of the VIE, and after obtaining the approval of our board of directors and its audit committee, the WFOE has directed Mr. Wei Zhang to transfer his equity interests held in the VIE to Mr. Xi Zeng, our Chairman of Board of Directors and Chief Executive Officer, for nominal consideration. Following such transfer, shareholders of the VIE include Xi Zeng, Yi Duan, Li Zhou, Jiaorong Pan, and Ying Lu, holding 55.61%, 31.95%, 8.88%, 2.66%, and 0.90%, respectively, of the equity interests in the VIE. The parties have signed the equity transfer agreement, and the shareholder register has been updated accordingly.

Summary of Currently Effective Fangdd Network VIE Agreements

In relation to the transfers of equity interests in the VIE, our board of directors and its audit committee have approved certain amendments to the Fangdd Network VIE Agreements. The currently effective Fangdd Network VIE Agreements include business operation agreement, powers of attorney, equity interest pledge agreements, operation maintenance service agreement, technology development and application service agreement, and option agreements. The following is a summary of the Fangdd Network VIE Agreements.

Agreements That Enable Us to Direct Activities of the VIE

Business Operation Agreement. The WFOE, the VIE and the VIE’s shareholders have entered into a business operation agreement, pursuant to which the VIE and its shareholders undertake that without the WFOE’s prior written consent, the VIE shall not enter into any transactions that may have material effects on the VIE’s assets, obligations, rights or business operations. Additionally, the VIE’s shareholders undertake that without the WFOE’s prior written consent, they shall not (i) sell, transfer, pledge or otherwise dispose of any rights associated with their equity interests in the VIE, (ii) approve any merger or acquisition of the VIE, (iii) take any actions that may have a material adverse effect on the VIE’s assets, businesses and liabilities, or sell, transfer, pledge or otherwise dispose or impose other encumbrances of any assets, businesses or income of the VIE, (iv) request the VIE to declare dividend or make other distribution, (v) amend the VIE’s articles of association, or (vi) increase, decrease or otherwise change the VIE’s registered capital. The WFOE may request the VIE to transfer at any time all the intellectual property rights held by the VIE to the WFOE or any person designated by the WFOE. The VIE and certain of its shareholders shall be jointly and severally responsible for the performance of their obligations under this agreement. This agreement has a term of ten years, which may be further extended upon the WFOE’s unilateral written confirmation prior to the expiry. The VIE has no right of transfer or right of early termination without WFOE’s written confirmation while the WFOE may unilaterally transfer its rights and obligations under this agreement to third parties at any time through written notification and may early terminate this agreement via a 30-day prior written notice.

Powers of Attorney. Each shareholder of the VIE has issued a power of attorney, appointing Xi Zeng, the person designated by the WFOE, as such shareholder’s attorney-in-fact to exercise all shareholder rights, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of the VIE that require shareholder approval, and the right to dispose of all or part of the shareholder’s equity interests in the VIE, on behalf of such shareholder. The foregoing authorization is conditioned upon the written consent of the WFOE. In the event that the WFOE requests the shareholders to terminate the authorization, the power of attorney will terminate immediately and the shareholder shall then appoint another person designated by the WFOE as his or her attorney-in-fact to exercise all shareholder rights. Other than the foregoing circumstances, the power of attorney will remain in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without the consent of the WFOE.

Equity Interest Pledge Agreements. Each shareholder of the VIE has entered into an equity interest pledge agreement with the WFOE and the VIE, pursuant to which, the shareholder has pledged all of his or her equity interests in the VIE to the WFOE to guarantee the performance by the VIE and its shareholders of their obligations under the master agreements, which include the technology development and application service agreement, the operation and maintenance service agreement, the business operation agreement, and the option agreements. Each shareholder of the VIE agrees that, during the term of the equity interest pledge agreement, he or she will not transfer the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of the WFOE. The equity interest pledge agreements remain effective until the VIE and its shareholders discharge all of their obligations under the master agreements. We are in the process of registering the equity pledge.

Agreements That Allow Us to Receive Economic Benefits from the VIE

Technology Development and Application Service Agreement. The WFOE and the VIE have entered into a technology development and application service agreement, pursuant to which, the WFOE has the exclusive right to provide the VIE with technology development and application services. Without the WFOE’s written consent, the VIE shall not accept any technology development and application services covered by this agreement from any third party. The VIE agrees to pay service fees on an annual basis and at an amount determined by the WFOE after taking into account multiple factors, such as the labor and time consumed for provision of the service, the type and complexity of the services provided, the difficulties in providing the service, the commercial value of services provided and the market price of comparable services. Unless otherwise agreed by the parties, this agreement will remain effective until the WFOE ceases business operations.

Operation Maintenance Service Agreement. The WFOE and the VIE have entered into an operation maintenance service agreement, pursuant to which the WFOE has the exclusive right to provide the VIE with operation maintenance services and marketing services. Without the WFOE’s written consent, the VIE shall not engage any third party to provide the services covered by this agreement. The VIE agrees to pay service fees on an annual basis and at an amount determined by the WFOE after taking into account factors such as the labor cost, facility cost and marketing expenses incurred by the WFOE in providing the services. Unless otherwise agreed by both parties, this agreement will remain effective until the WFOE ceases business operations.

Agreements That Provide Us with the Option to Purchase the Equity Interest in the VIE

Option Agreements. The WFOE, the VIE and each of the VIE’s shareholders have entered into an option agreement, pursuant to which the VIE’s shareholder has irrevocably granted the WFOE an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in the VIE or all or part of the VIE’s assets. The purchase price shall be a nominal price unless where PRC laws and regulations require valuation of the equity interests or the assets, or promulgate other restrictions on the purchase price, or otherwise prohibit purchasing the equity interests or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interests or the assets at a nominal price, the purchase price shall be equal to the original investment of the equity interests made by such shareholders or the book value of the assets. Where PRC laws and regulations require valuation of the equity interests or the assets or promulgates other restrictions on the purchase price, the purchase price shall be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceeds the original investment of the equity interests or the book value of the assets, the shareholders of the VIE shall return the difference to the WFOE after deducting all taxes and fees paid under PRC laws and regulations. The shareholders of the VIE undertake, among other things, that without the WFOE’s prior written consent, they shall not take any actions that may have material effects on the VIE’s assets, operations and liabilities, nor shall they appoint or replace any directors, supervisors or other officers of the VIE. These agreements have a term of ten years, which may be extended upon the WFOE’s written confirmation prior to the expiry.

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference in the registration statement of Fangdd Network Group Ltd. on Form F-3 (No. 333-267397) to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	English translation of the Supplementary Agreement to the Business Operation Agreement, dated as of March 14, 2025, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each then shareholders of Shenzhen Fangdd Network Technology Co., Ltd.
99.2*	English translation of the Power of Attorney, dated March 14, 2025, issued by Mr. Xi Zeng as the shareholder of Shenzhen Fangdd Network Technology Co., Ltd. to appoint the person designated by Shenzhen Fangdd Information Technology Co., Ltd. as such shareholder’s attorney-in-fact to exercise all shareholder rights
99.3*	English translation of the Equity Interest Pledge Agreements, dated March 14, 2025, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd.
99.4*	English translation of the Supplementary Agreement to the Option Agreement, dated March 14, 2025, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and Mr. Xi Zeng as the shareholder of Shenzhen Fangdd Network Technology Co., Ltd.

*	Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the Securities and Exchange Commission, certain portions of this exhibit have been redacted because they are both not material and the type that the registrant treats as private or confidential.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: March 14, 2025

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